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Exhibit 99.8

 NOTICE TO PARTICIPANTS
THE LILLY EMPLOYEE 401(k) PLAN
THE SAVINGS PLAN FOR LILLY AFFILIATE EMPLOYEES IN PUERTO RICO
THE ELANCO US INC. 401(k) PLAN

In Connection With the Offer to Exchange Shares of Common Stock of Elanco Animal Health Incorporated Which are Beneficially Owned by Eli Lilly and Company for Shares of Common Stock of Eli Lilly and Company

IMMEDIATE ATTENTION REQUIRED

February 8, 2019

Re: Offer to Exchange Eli Lilly and Company Common Stock Fund Units for Elanco Stock Fund Units

        Our records show that you participate in The Lilly Employee 401(k) Plan, The Savings Plan for Lilly Affiliate Employees in Puerto Rico and/or The Elanco US Inc. 401(k) Plan (each, a "Plan" and collectively, the "Plans"). This Notice is to inform you of an option you have because you participate in at least one of the Plans and invest in the Eli Lilly and Company Common Stock Fund ("Lilly Stock Fund").

        Eli Lilly and Company ("Lilly") is offering to exchange (the "exchange offer") shares of Elanco Animal Health Incorporated ("Elanco") common stock for shares of Lilly's common stock, on the terms and subject to the conditions described in the attached Prospectus. The exchange offer is designed to provide a discount, subject to certain limits, as described in the Prospectus. In connection with the exchange offer, the Plans are providing participants invested in the Lilly Stock Fund with the ability to direct the Plan Trustee, The Northern Trust Company, to exchange all or a portion of their Lilly Stock Fund Units for units of a new Elanco Stock Fund (by tendering the portion of such Units held as Lilly common stock and investing the remaining cash portion in the new Elanco Stock Fund), subject to the terms and conditions described in this Notice, the Savings Plan Exchange Offer Guide (the "Savings Plan Guide"), the Prospectus and the Elanco Stock Fund Fact Sheet (the "Fact Sheet").

        The decision of whether to exchange Lilly Stock Fund Units for Elanco Stock Fund Units is entirely yours. As described further in this Notice, the new Elanco Stock Fund is available only through this exchange offer and will be an investment option in the Plans only for a short period of time. Investing and participating in the exchange involves various risks, as described in this Notice, the Savings Plan Guide, the Prospectus and the Fact Sheet. Like all investments, you may gain or lose money. You are not required to participate in the exchange offer, and none of Lilly, Elanco, the Plan fiduciaries or their respective agents are making any recommendation as to whether or not you should invest in the Elanco Stock Fund, participate in the exchange offer or make any other Plan investment decision. If you elect to participate, your Plan account will be restricted during a blackout period, as described in this Notice.

        If you do not wish to participate in the exchange offer, there is no action required on your part. If you would like to exchange your Lilly Stock Fund Units, you may direct the Plan Trustee to do so by making your election with Computershare Trust Company, N.A. ("Computershare"), who will collect and tabulate participant elections for the Plan Trustee. Computershare must receive your election by the deadline described in this Notice. Please note the deadline is earlier than the closing of the exchange offer window described in the attached Prospectus because of the time needed to collect, aggregate and process participant information. The Plan Trustee will not exchange Lilly Stock Fund Units for which it does not receive timely and complete instructions.

        It is possible Lilly may decide not to proceed with the exchange offer. It is also possible the appropriate Plan fiduciary would, as a technical matter, find the exchange does not provide "adequate consideration" under the Employee Retirement Income Security Act of 1974, as amended, based on the ultimate exchange ratio and the movement of Elanco and Lilly share prices prior to the expected tender of shares under the Plans. In either event, you would not receive Elanco Stock Fund Units in the Plan and you would be notified as soon as possible.

        To understand the exchange offer fully and for a more complete description of the terms and conditions of the exchange offer as applied to the Plans, you should carefully read this Notice and the enclosed materials, including the Savings Plan Guide the Prospectus and Fact Sheet. These materials do not constitute investment, legal or tax advice. As with any major financial decision, please also consider consulting a personal financial advisor that is not affiliated with Lilly or Elanco to determine if participating in the exchange offer is right for you.

        In deciding whether to participate in the exchange offer, it is important to familiarize yourself with all of the Plan investment options and think carefully about the investment of your account. To help achieve long-term retirement security, you should give careful consideration to the advantages of a well-balanced and diversified investment portfolio. Spreading your assets among different types of investments can help you achieve a favorable rate of return, while reducing your overall risk of losing money. This is because market or other economic conditions that cause one category of assets, or one particular security, to perform very well often cause another asset category, or another particular security, to perform poorly. If you invest more than 20% of your retirement savings in any one company or one industry, your savings may not be properly diversified. Depending on your circumstances, an even lower percentage may be appropriate. Although diversification is not a guarantee against loss, it is an effective strategy to help you manage investment risk. In deciding how to invest your retirement savings, you should take into account all of your assets, including any retirement savings outside of the Plans. No single approach is right for everyone because, among other factors, individuals have different financial goals, different time horizons for meeting their goals, and different tolerances for risk.

EXCHANGE OFFER CONSIDERATIONS

1.
Making an Election to Exchange

        If you decide to participate in the exchange offer, you must provide your election to Computershare, either online or by mail, as set forth in the Election Form, so that it is received by 4:00 p.m. New York City time on March 7, 2019. You may choose the percentage (a whole percentage of 1-100%) of your Lilly Stock Fund Units in the Plan you would like to exchange through the exchange offer. That percentage will be applied to the number of Lilly Stock Fund Units held in your Plan account (whether those Lilly Stock Fund Units are vested or unvested under the Plan terms) as of the closing of regular trading on the New York Stock Exchange on March 7, 2019, regardless of when you submit your exchange offer election (as long as your election is received in good order and by the required deadline). Any money credited to your Plan account and invested in the Lilly Stock Fund after such time will not be included in the exchange offer calculation.

        If you participate in more than one Plan and invest in the Lilly Stock Fund under more than one Plan, you will receive a separate Election Form for each Plan. You may elect to exchange Lilly Stock Fund Units in all Plans in which you participate, only one Plan or none of the Plans. If you decide to participate, please be sure to complete the correct Election Form(s).

        There will be no fee charged for participating in the exchange offer.

        Computershare will collect your instructions and forward the information to the Plan administrator.

2.
Changing or Withdrawing an Election to Exchange

        If you decide to change your election, you may submit a new Election Form to Computershare, either online or by mail, as set forth in the Election Form, so that it is received by 4:00 p.m. New York City time on March 7, 2019. Upon receipt of a new, properly completed election (for any whole percentage, including 0%, of Lilly Stock Fund Units to be exchanged), your previous election instructions will be cancelled. The last properly completed Election Form timely received by Computershare will apply.

        To withdraw your last properly completed election entirely, causing it to be cancelled, you may either (i) submit a new Election Form to Computershare with a 0% election, either online or by mail, as set forth in the Election Form, so that it is received by 4:00 p.m. New York City time on March 7, 2019 or (ii) provide your properly completed Withdrawal Form to Computershare by mail, as set forth in the Withdrawal Form, so that it is received by 4:00 p.m. New York City time on March 7, 2019. If your properly completed Election Form with a 0% election or your properly completed Withdrawal Form is timely received, you will not participate in the exchange offer through the Plan and your Plan account will not be credited with any Elanco Stock Fund Units in connection with the exchange offer.

        If you submit an Election Form for more than one Plan and later wish to change or withdraw your election, you will need to submit a separate Election Form or Withdrawal Form, as described above, for each Plan.

        Please see the attached Election Forms and Withdrawal Forms for additional information. Additional Election Forms and Withdrawal Forms may be obtained by calling Georgeson, the information agent for Computershare and Lilly, at 1-800-676-0194 (if calling from within the U.S.) or 1-781-575-2137 (if calling from outside the U.S.).

3.
Possible Deadline Extension

        Lilly has the right to extend the exchange offer. If the exchange offer is extended, the deadlines applicable to the Plans described in sections 1 and 2 above may be extended only if administratively feasible. Any extensions of these deadlines will be posted online at www.lillyexchangeoffer.com, provided by calling 1-800-676-0194 (if calling from within the U.S.) and 1-781-575-2137 (if calling from outside the U.S.), and communicated to you to the extent practicable.

4.
Exchange of Lilly Stock Fund Units for Elanco Stock Fund Units

        After the deadline for electing to participate in the exchange offer has expired for Plan participants, the number of Lilly Stock Fund Units to be exchanged and the portion of those Units consisting of Lilly common stock will be calculated. The Plan Trustee will then tender for exchange the appropriate number of shares of Lilly common stock on behalf of the Plans, assuming the exchange provides "adequate consideration" as described above. The Elanco shares received in the exchange (and the cash component of the Lilly Stock Fund Units exchanged) will be used to establish the Elanco Stock Fund. The Elanco Stock Fund will be a "unitized" fund that is invested exclusively in Elanco stock, except for a targeted percentage (which is expected to be no more than 0.75%) that will be invested in cash or cash equivalents to meet estimated liquidity needs. Elanco Stock Fund Units will be initially allocated to your Plan account in proportion to your Lilly Stock Fund Units accepted in the exchange. You will not receive any portion of the exchange proceeds directly. Any of your Lilly Stock Fund Units that are not exchanged will remain as Lilly Stock Fund Units in your Plan account.

        As described in the Prospectus and the Savings Plan Guide, Lilly may have to limit the number of shares of Lilly common stock it accepts in the exchange offer through a proration process. This means not all of the shares of Lilly common stock tendered by the Plan Trustee will necessarily be accepted in the exchange offer. If that occurs, your Lilly Stock Fund Units exchanged through the Plans will also be prorated based on the number of Lilly shares accepted as compared to those tendered. Please note the "odd lot" provisions of the exchange offer described in the Prospectus are not applicable to Plan participants.

5.
Additional Exchange Offers or Special Dividend

        If Lilly does not exchange all of the shares of Elanco common stock it holds, Lilly intends to conduct one or more additional exchange offers and/or distribute all of its remaining shares of Elanco common stock through a special dividend to all Lilly shareholders, on a pro rata basis (a "pro rata spin-off"). If that occurs, additional information will be provided to you explaining what that means for your Plan account.

6.
Blackout Period

        If you elect to participate in the exchange offer through the Plans, your account will need to be restricted for a period of time for processing. This "Blackout Period" will begin at the close of regular trading on the New York Stock Exchange (typically 4:00 p.m. New York City time) on March 7, 2019. Beginning at that time, no investment transfers out of the Lilly Stock Fund will be processed. During the Blackout Period, you will not be able to request a loan, in-service withdrawal or distribution from your Plan account. Money that is credited to your account (for example, from contributions, loan repayments or investment changes) during the Blackout Period will be invested according to the investment election on file for you at that time.

        If you do not elect to participate in the exchange offer or if you submit a properly completed withdrawal of your most recent exchange election to Computershare, as described in section 2 above, that is received by 4:00 p.m. New York City time on March 7, 2019, the Blackout Period will not apply to your Plan account.

        The Blackout Period will be lifted (and loans, in-service withdrawals and distributions will become available in accordance with the usual Plan rules) once processing related to the exchange offer is completed, which is expected to be during the week of March 13, 2019.

        You may find out when restrictions have been lifted and when the Blackout Period has ended by visiting benefitscenter.lilly.com or by calling the Lilly Benefits Center at 1-800-472-4720 (if calling from within the U.S.) and 1-847-883-0427 (if calling from outside the U.S.).

        If the exchange offer is extended by Lilly as described in the Prospectus, the Blackout Period may be extended. If administratively feasible, the blackout may also be temporarily lifted for an interim period of time. If the exchange offer is extended, the revised Blackout Period dates will be posted online at benefitscenter.lilly.com, provided by calling the Lilly Benefits Center at 1-800-472-4720 (if calling from within the U.S.) and 1-847-883-0427 (if calling from outside the U.S.), and communicated to you to the extent practicable.

        During the Blackout Period, contributions will continue to be made to your Plan account, and your account will remain subject to investment gains and losses. It is very important you review and consider the appropriateness of your current investment in the Lilly Stock Fund (and any potential investment in the Elanco Stock Fund), in light of your inability to direct or diversify these investments during the Blackout Period as described above if you elect to participate in the exchange offer. You should be aware there is a risk to holding substantial portions of your assets in the securities of any one company, as individual securities tend to have wider price swings, up and down, in short periods of time, than investments in diversified funds. Stocks that have wide price swings might have a large loss during the Blackout Period, and you would not be able to direct the sale of Lilly Stock Fund Units from your Plan account during the Blackout Period. For your long-term retirement security, you should give careful consideration to the importance of a well-balanced and diversified investment portfolio taking into account all of your assets, income, and investments. Whether or not you are planning retirement in the near future, we encourage you to carefully consider how this Blackout Period may affect your retirement planning as well as your overall financial plan.

        With certain types of blackout periods, federal law would generally provide for 30 days advance notice so that participants have sufficient time to consider the effect of the blackout period on their retirement and financial plans. Federal law would also permit less than 30 days advance notice in circumstances such as this, where the notice is being provided at the time of the public announcement of an exchange offer period. Please see the Savings Plan Guide for additional information.

7.
Elanco Stock Fund

        As noted above, the Elanco Stock Fund will be a "unitized" fund that is invested exclusively in Elanco stock, except for a targeted percentage (which is expected to be no more than 0.75%) that will be invested in cash or cash equivalents to meet estimated liquidity needs.

        The initial unit price for the Elanco Stock Fund will be $10. To find out the number of Elanco Stock Fund Units credited to your account after the Blackout Period, go to the Lilly Benefits Center, available online at benefitscenter.lilly.com or call 1-800-472-4720 (if calling from within the U.S.) and 1-847-883-0427 (if calling from outside the U.S.) Monday through Friday, 9:00 a.m. to 5:00 p.m. New York City time.

        After the Elanco Stock Fund is established, no new amounts may be invested in the fund, except for any Elanco stock dividends, which will be reinvested in the fund.

        You may transfer your investment out of the Elanco Stock Fund following the Blackout Period, in accordance with the usual rules that apply to investment transfers as described in the Plans. That is, the treatment of Elanco Stock Fund Units will be consistent with the treatment of Lilly Stock Fund Units for this purpose. Likewise, your Elanco Stock Fund investment will be available for loans, distributions and withdrawals under the usual rules described in the applicable Plan. This includes the right to take a distribution or withdrawal "in kind" in the form of Elanco stock.

        The Plans provide that, effective on or about December 11, 2019, the Elanco Stock Fund will be eliminated as an investment fund under the Plans and the Elanco stock attributable to the Elanco Stock Fund will be liquidated. Under the Elanco US Inc. 401(k) Plan (the "Elanco Plan"), the Lilly Stock Fund will also be eliminated on or about December 11, 2019 and the Lilly stock attributable to the Lilly Stock Fund will be liquidated. At that time, any Elanco Stock Fund Units still in your Plan account, and with respect to the Elanco Plan participants, any Lilly Stock Fund Units still in your Plan account, will be reinvested in the Plan's Qualified Default Investment Alternative ("QDIA") fund, which is the appropriate target date portfolio based on the year you turn 60 years old. Your Plan account may also be restricted for a period of time in connection with the liquidation of the Elanco Stock Funds, and with respect to the Elanco Plan participants, the liquidation of the Lilly Stock Fund. Additional details regarding the elimination of the Elanco Stock Fund and any applicable blackout period will be provided in advance of the date that the Elanco Stock Fund is eliminated as a Plan investment option.

        The Elanco Stock Fund will be managed by an independent fiduciary, Newport Trust Company ("Newport"), who will determine the timing and manner of liquidating the Elanco shares in the Elanco Stock Fund consistent with the terms of the Plans, as described above.

        For more information about the Elanco Stock Fund, see the Fact Sheet.

8.
United States Tax Implications

        Exchanging Lilly Stock Fund Units for Elanco Stock Fund Units is not expected to be a taxable transaction for Plan participants in the United States.

        In addition, it is expected that Elanco Stock Fund Units acquired in the exchange will be allocated a pro-rata share of the participant's pre-exchange cost basis in the Lilly Stock Fund Units for U.S.

federal income tax purposes. If the participant subsequently takes a qualifying distribution or withdrawal of Elanco shares in kind from the Plans, the payment is expected to qualify for the special tax treatment for net unrealized appreciation, with the allocated cost basis used to determine the appreciation.

        For more details on net unrealized appreciation, please call the Lilly Benefits Center at 1-800-472-4720 (if calling from within the U.S.) and 1-847-883-0427 (if calling from outside the U.S.) Monday through Friday, 9:00 a.m. to 5:00 p.m. New York City time. Please also consult your tax advisor.

9.
Lilly Stock Outside of the Plans

        This Notice, the Fact Sheet and the attached Savings Plan Guide, Election Form and Withdrawal Form apply only to your ability to exchange Lilly Stock Fund Units under the Plans. If you hold shares of Lilly common stock directly or are able to participate in the exchange offer through a different retirement plan or other arrangement, you will receive separate exchange offer materials and should refer to those materials or the institution where those shares are held for more information.

 EXPECTED EXCHANGE OFFER DATES AND IMPACT FOR PLAN PARTICIPANTS

        Due to administrative reasons, participating in the exchange offer through the Plans will be different than participating in the exchange offer as a registered shareholder or participant in another retirement plan or arrangement. Plan participants will be subject to earlier election and withdrawal deadlines and will be limited in the time and manner they can respond to the announcement of the final exchange ratio. Plan participants who exchange will be subject to Plan account restrictions during the Blackout Period, and their investment in Elanco stock will be held through a unitized Elanco Stock Fund and limited by the short expected duration of that fund. In addition, participants under the Elanco Plan with investments in the Lilly Stock Fund will be limited by the short expected duration of that fund.

Plan Participants	Registered Shareholders
Start of the Exchange Offer February 8, 2019	Start of the Exchange Offer February 8, 2019
Final Exchange Ratio is Announced By 9:00 a.m. New York City time on March 7, 2019	Final Exchange Ratio is Announced By 9:00 a.m. New York City time on March 7, 2019
Deadline for Receipt of Election, Changes and Withdrawals March 7, 2019 at 4:00 p.m. New York City time	Deadline for Receipt of Election, Changes and Withdrawals By 12:00 midnight, New York City time, at the end of the day on March 8, 2019
Plan Blackout Period Begins March 7, 2019 at the close of regular trading on the New York Stock Exchange (typically 4:00 p.m. New York City time)
Plan Blackout Period Ends Week of March 13, 2019

You may find out when restrictions have been lifted and when the Blackout Period has ended by going to benefitscenter.lilly.com or by calling the Lilly Benefits Center at 1-800-472-4720 (if calling from within the U.S.) and 1-847-883-0427 (if calling from outside the U.S.)

        If you wish to take action, please do so as far in advance of any deadline as possible. Volume typically increases near the deadline, and your election, change or withdrawal may not be processed by Computershare if volume is unusually high or if there are technical difficulties. Please also consider making any elections, changes and particularly withdrawals online due to the unpredictable timing involved with mail delivery.

ADDITIONAL INFORMATION

        Please see the applicable Plan and, if available, the Plan's Summary Plan Description for more information about your Plan, its rules and its investment options. This Notice, dated February 8, 2019, serves as an update to the Plan and, if available, the Plan's Summary Plan Description and constitutes part of a prospectus covering securities that have been registered under the Securities Act of 1933. Please retain these documents for future reference with those materials.

        If you have questions or need additional information about the exchange offer or about making an exchange election under the Plan, please contact Georgeson, the information agent for Computershare and Lilly, at 1-800-676-0194 (if calling from within the U.S.) or 1-781-575-2137 (if calling from outside the U.S.) between 9:00 a.m. and 11:00 p.m. New York City time Monday through Friday, or between 12:00 p.m. and 6:00 p.m. New York City time on Saturday. Be sure to say that your questions or requests are about the Plans.

        If you have questions or need additional information about your Plan account, please contact the Lilly Benefits Center, available online at benefitscenter.lilly.com or by calling 1-800-472-4720 (if calling from within the U.S.) and 1-847-883-0427 (if calling from outside the U.S.) Monday through Friday, 9:00 a.m. to 5:00 p.m. New York City time.

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NOTICE TO PARTICIPANTS THE LILLY EMPLOYEE 401(k) PLAN THE SAVINGS PLAN FOR LILLY AFFILIATE EMPLOYEES IN PUERTO RICO THE ELANCO US INC. 401(k) PLAN In Connection With the Offer to Exchange Shares of Common Stock of Elanco Animal Health Incorporated Which are Beneficially Owned by Eli Lilly and Company for Shares of Common Stock of Eli Lilly and Company
IMMEDIATE ATTENTION REQUIRED
EXPECTED EXCHANGE OFFER DATES AND IMPACT FOR PLAN PARTICIPANTS